October 12, 2007

Via EDGAR

Hanna T. Teshome

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Danaher Corporation

Definitive 14A

Filed April 10, 2007

File No. 001-08089

Dear Ms. Teshome:

We are submitting this letter in response to the letter dated August 21, 2007 to H. Lawrence Culp, Jr., President and Chief Executive Officer of Danaher Corporation, setting forth the Staff’s comments on the above-referenced filing. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of our responses.

Corporate Governance, page 9

Compensation Committee, page 10

1.	You state on page 15 that the Committee “relies substantially” on the CEO’s input and recommendation with regards to establishing performance objectives and assessing actual performance for each named executive officer. We note, for example, that the CEO “provides background regarding the interrelationship between our business objectives and executive compensation matters” and provides “his compensation recommendations.” Please revise your disclosure to describe in greater detail the role that the CEO has in processes and procedures for the consideration and determination of compensation. Please refer to Item 402(b)(2)(xv) and Item 407(e)(3)(ii) of Regulation S·K.

We believe that the disclosure on pages 10 and 15 of our 2007 Proxy Statement (the “2007 Proxy Statement”) provides all material information regarding the role that our CEO plays in determining named executive officer compensation, including that our CEO:

•	is involved in the scheduling of, and agenda setting for, compensation committee meetings;

•	generally attends compensation committee meetings;

•	provides the committee with background information regarding the interrelationship of our business objectives and executive compensation matters, including any specific retention concerns;

•	provides the committee with his evaluation of the performance of each of the other executive officers; and

•	provides the committee with his recommendation as to the compensation of the other executive officers.

In light of the Staff’s comment, however, in our future proxy filings, as applicable, we intend to add disclosure to the effect that our CEO (1) provides recommendations to the Compensation Committee (the “Committee”) regarding all significant elements of compensation paid to the other named executive officers, (2) participates in the Committee’s discussions regarding the compensation of the other named executive officers, and (3) also provides recommendations to the Committee regarding the annual, personal performance objectives for each named executive officer (which is also mentioned on page 15 of the 2007 Proxy Statement).

2.	Please revise your disclosure to describe in greater detail the involvement of compensation consultant and their interaction with the compensation committee. Please explain the nature and scope of their engagement and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

We believe that the disclosure on page 10 of our 2007 Proxy Statement provides all material information regarding the nature and scope of the engagement of the Committee’s compensation consultant and the instructions given to them, including that the consultant takes direction solely from the chairman of the Committee, and that the consultant’s primary responsibilities have been to:

•	assist the Committee in determining which companies should comprise our peer group for purposes of comparing executive compensation data;

•	provide comparative data regarding the compensation paid to each of our executive officers in relation to the compensation paid to officers in comparable positions within our peer group; and

•	advise the Committee regarding the design of our cash incentive compensation program for executives.

Given the limited nature of consultant’s responsibilities, we do not believe significant additional disclosure would be useful to stockholders. In light of the Staff’s comment, however, in our future proxy filings, as applicable, we intend to add disclosure to the effect that the Committee does not place any material limitations on the scope of the feedback provided by the compensation consultant in connection with such consultant’s engagements and describing the extent, if any, that the consultant interacts with management in the course of performing its duties.

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

3.	Though you state that your executive compensation program is “biased toward compensation that is dependent on company and individual performance,” it is unclear how each element of compensation is structured and implemented to reflect the company’s and the executive officer’s performance. Please revise your disclosure to explain why you have chosen to pay each component of compensation program and clarify what the compensation program is designed to reward. Your revised disclosure should provide disclosure and analysis of how performance contributes to actual compensation. Please refer to Items 402(b)(1) of Regulation S-K.

Reasons for paying each compensation element; what compensation program is designed to reward

We respectfully submit that the disclosure set forth in the 2007 Proxy Statement does explain why we have chosen to pay each element of our compensation program and what our program is designed to reward.

With respect to the reasons why we choose to pay each element of our compensation program and what the element is designed to reward, on page 14 of the 2007 Proxy Statement we note that “[w]e use base salary and annual cash incentive compensation to encourage and reward achievement of short-term corporate goals. We use long-term, equity-based compensation (with time-based vesting terms that are longer than typical within our peer group) to encourage and reward loyalty to Danaher, long-term operational and financial performance, and long-term shareholder returns.” Later on page 14, we further note that “[t]he Committee uses annual cash incentive compensation primarily to motivate executives to achieve period-to-period improvement in key areas of operational and financial performance, and also to attract, motivate and retain skilled executives.” On page 16, we disclose that “[w]e use stock options and performance-based restricted stock units (‘RSUs’) to attract skilled executives and reward loyalty to Danaher, long-term operational and financial performance, and long-term shareholder returns.”

How each element reflects company and individual performance

With respect to how individual and corporate performance contributes to actual compensation for each element, we note the following.

Base salary. With respect to base salary, on page 14 under the heading “Components of Our Executive Compensation Program – Base Salary,” we disclose that in setting base salary, we seek to strike a balance between minimizing competitive disadvantage and minimizing “the percentage of an executive’s compensation that is not dependent on company and/or individual performance.” We also disclose that “[f]or the same individual performance, an executive officer will receive larger salary increases when his or her salary is below average for the peer group than if his or her salary is above average for the peer group.” As noted in our response to Comment No. 5 below, we intend to supplement this disclosure by adding additional disclosure in our future proxy statement filings, as appropriate, explaining that if an officer meets or exceeds expectations in a given year the Committee will typically increase his base salary for the following year.

Annual cash incentive compensation. With respect to annual cash incentive compensation, on page 37 we described the components of the formula that the Committee used in determining the cash bonus payment for each officer. The description notes that the formula includes a company performance factor based on the degree to which Danaher’s adjusted diluted earnings per share for the year increases compared to the performance in a specified prior period. The description also notes that the formula includes a numerical personal factor for each officer, and that the Committee “establishes measurable performance criteria for each named executive officer to help determine his or her personal factor for the year.” In light of the Staff’s comment, in future proxy filings as applicable we intend to include in the CD&A a specific cross-reference to the narrative description of the annual cash incentive compensation plan. We also intend to add further disclosure explaining that although the Committee takes into account measurable performance criteria for each named executive officer to help determine his or her personal performance factor for the year, the Committee ultimately determines the actual personal performance factor for each named executive officer based on the Committee’s business judgment.

Equity compensation. With respect to equity compensation, on page 17 we note that “the awards of stock options are inherently performance-based, as the recipient does not receive any benefit unless our stock price rises after the date the option is granted.” On the same page, we also note that in determining the value of equity award to deliver to a named executive officer, the factors the Committee considers are generally the factors referred to under “—Determining Executive Compensation,” which includes “the executive’s performance.” As noted in our response to Comment No. 9 below, we intend to supplement this disclosure by adding additional disclosure in our future proxy statement filings, as appropriate, explaining that one of the most important factors in determining equity awards is the officer’s level of responsibility and performance, and that “[n]amed executive officers with higher levels of responsibility, who demonstrated exceptional performance in the prior period and/or with respect to long-term goals, typically receive higher increases in their equity awards.”

4.	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1, of Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers. The discussion should address the differences in base salary and grants of performance shares and stock options.

There are two primary reasons why our CEO’s total compensation differs from the total compensation of our other named executive officers:

•

the importance of the CEO position in an organization as diversified and acquisitive as Danaher, and the competitive marketplace for a person with the skills, experience and track record of Danaher’s CEO; and

•

The risk/reward ratio for the CEO position. As discussed on page 13 of the 2007 Proxy Statement, the Committee’s view is that an executive’s risk/reward ratio should increase consistent with his or her level of responsibility. As a result, both the amount of compensation and the “at-risk” nature of the compensation increase with the level of responsibility, generally in the form of equity compensation comprising a higher percentage of the officer’s total compensation. Consequently, the difference between our CEO’s compensation and that of the other named executive officers is most pronounced with respect to equity compensation. Though our CEO’s equity compensation significantly exceeds that of the other named executive officers, his equity compensation is also subject to substantially longer time-based vesting than the other named executive officers and is therefore subject to substantially greater risk.

In light of the Staff’s comment, we intend in our future proxy filings to enhance the disclosure regarding why our CEO’s total compensation differs from the total compensation of our other named executive officers. In addition, as noted in our response to Comment No. 5 below, we intend to add additional disclosure in our future proxy statement filings, as appropriate, addressing the impact of Section 162(m) on the determination of our CEO’s base salary. This will provide further information regarding differences between our CEO’s base salary and that of our other named executive officers.

Base Salary, page 14

5.	Please revise your disclosure to clarify how each of the referenced individual factors was considered in the decisions with respect to increasing (or maintaining) changes to the base salary. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

In light of the Staff’s comment we intend to include additional disclosure in our future proxy filings, as appropriate, substantially as follows:

With respect to named executive officers other than the CEO, if the officer meets or exceeds expectations in a given year the Committee will typically increase his or her base salary for the following year. In determining how much to adjust base salaries for executive officers, the Committee considers the individual factors described above under “—Determining Executive Compensation,” within the overall framework of seeking to keep executive salaries competitive within our peer group and larger marketplace. The most important of these factors in the context of determining base salary are the level of the executive’s responsibilities and the salary amount that other companies would make available to such officer. Named executive officers with higher levels of responsibility will typically receive higher increases than other officers. In addition, for the same individual performance, an executive officer will receive larger salary increases when his or her salary is below median for the peer group than if his or her salary is above median for the peer group.

Two factors are generally taken into account in determining the amount of base salary for our CEO: the limits on deductibility that Section 162(m) of the Internal Revenue Code imposes with respect to non-performance based compensation, and the salary amount that would be available to the CEO in the competitive marketplace. Because the amount of Mr. Culp’s salary and other non-performance based compensation already exceeds the $1 million deductibility limit under Section 162(m), the committee generally does not increase Mr. Culp’s salary on an annual basis. However, the committee does annually review data regarding CEO salaries within Danaher’s peer group and when it deems appropriate adjusts Mr. Culp’s salary level.

Annual Cash Incentive Compensation, page 14

6.	Your disclosure indicates that you used both quantitative and qualitative goals in determining performance objectives in annual cash compensation, including “established targets” such as EPS performance. Please clarify how you determined the amount of annual cash incentive compensation by describing in greater detail the established targets. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion. You should provide detailed explanation for your conclusion as to competitive harm and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

Danaher’s annual cash incentive compensation plan, unlike annual cash incentive plans used by many other companies, is not based on the company’s performance against pre-

established targets. Instead, the company performance element of Danaher’s plan is based on the degree to which the company’s adjusted earnings per share improves compared to prior periods. As a result, with respect to the company performance element of Danaher’s plan, there are no targets to disclose.

In addition to the company performance element of Danaher’s plan, the plan also includes an element that takes into account a named executive officer’s performance against pre-established, personal performance objectives. We note on page 15 of the 2007 Proxy Statement that some of these personal performance objectives are quantitative and some are qualitative, and we list the nature of the personal performance goals applicable to the named executive officers for 2006.

We provide the following example on a supplemental basis to demonstrate the specific personal performance objectives for a particular named executive officer. With respect to 2006, the personal performance goals for one of our named executive officers consisted of the following (the nature of the 2006 personal performance objectives for our other named executive officers with operating company responsibilities, other than the CEO, were essentially the same):

•	Deliver core revenue growth for his group of companies at a specified level above targeted core revenue growth;

•

Drive improvements in on-time-delivery and past-due performance, measured by (1) improving on-time delivery performance from the level as of December 31, 2005 to a specified, improved level, and (2) driving past due performance from the level as of December 31, 2005 to a specified, improved level;

•

Strengthen innovation by eliminating barriers to effective new product development, measured by increasing the vitality index (i.e., the percentage of annual revenues accounted for by new products) for his group of companies from the level as of December 31, 2005 to a specified, higher level; and

•	Deliver specified, target operating margins for his group of companies.

Many companies condition bonus payments on the company’s achievement of targets that are based on financial statement-type metrics such as earnings per share or revenue growth. The quantitative personal performance objectives established under Danaher’s plan, conversely, typically include quantitative goals that are either based on (1) non-financial statement operating metrics, or (2) financial statement-type metrics but at a more detailed level than those included in Danaher’s public financial statements. Each of the metrics referenced in the bullets above is either an operating metric (i.e., on-time delivery, past due performance and vitality index), or a financial statement metric (i.e., core revenue growth and operating margins) that is provided for a specific subset of Danaher businesses.

The operating metrics described above are considered highly proprietary by Danaher, and are not disclosed to the public, even after completion of a performance period. Disclosure of Danaher’s baseline or targeted on-time delivery levels, past due levels or vitality index, particularly with respect to business groups within Danaher, would pose a substantial competitive harm for Danaher. Competitors would use this data to gauge their own performance levels against Danaher, and modify their own business models to more effectively compete against Danaher for customers. Because Danaher typically does not have access to similar information concerning its competitors, disclosure of these operating metrics would leave Danaher at a substantial competitive disadvantage.

Similarly, Danaher does not publicly disclose core revenue growth and operating margins on the basis of the business groups that each named executive officer is responsible for. Competitors who operate lines of business that compete with these particular business groups would find such a granular level of disclosure useful in gauging what Danaher’s strategic objectives are for these business groups, what the expected growth rates are and how profitable these business groups are and are expected to become. Competitors could use this data to adjust their own strategic plans and business objectives accordingly, resulting in competitive harm to Danaher.

In addition, disclosure of this specific, quantitative information regarding personal performance objectives could cause Danaher competitive harm because competitors could use such information to solicit executives away from the Company by offering a more favorable bonus payout opportunity.

In addition to the competitive concerns noted above, we believe that the specific, quantitative metrics of the personal performance objectives are not material to readers of the CD&A; rather, it is the nature of the personal performance objectives that are taken into account by the Committee that are material to such readers. Though the Committee takes into account measurable performance criteria for each named executive officer to help determine his or her personal performance factor for the year, the Committee ultimately determines the actual personal performance factor for each named executive officer based on the Committee’s business judgment. We believe it is material for readers to understand the types of the performance objectives that the Committee takes into account in making executive compensation judgments.

In light of the Staff’s comment, we intend to disclose in our future proxy filings the nature of the personal performance objectives for each specific named executive officer (rather than in aggregate as we have done in the past), along the lines of the example set forth above. We believe that providing the nature of the specific objectives for each executive officer provides investors with a clear understanding of how the performance of each named executive officer is being assessed in a given year, discloses what is material about the personal performance objectives, and discloses as much as can be made public without visiting competitive harm on Danaher and its investors.

With respect to the Staff’s comment requesting that we revise our disclosure to discuss how difficult it would be for the named executive officers to achieve their personal performance targets, on page 15 of the 2007 Proxy Statement we note as follows: “The Danaher Business System philosophy is built upon the concept of continuous improvement and requires that we raise the performance bar each year for our executive team. As a result, the personal performance objectives for our executives are set at levels that the Committee and management believe are achievable, but that would require personal performance appreciably above the level of personal performance achieved by the executive in the prior year.” We respectfully submit that this disclosure is not a “general statement,” but rather discloses expressly the degree of difficulty that the committee seeks in establishing the personal performance objectives for the named executive officers. Especially in light of the fact that we believe the specific, quantitative metrics of the personal performance objectives (as opposed to the nature of the objectives) are not material, we believe this disclosure is appropriate.

7.

You refer to the committee’s ability to exercise discretion in determining the amount of annual cash incentive awarded to each officer for the year. Please clarify whether discretion has been exercised and identify the exercise of discretion indicating to whom it applied and the extent it applied to the compensation. Furthermore, we note that under the proposed cash incentive compensation plan, the committee will have “flexibility” to apply different performance goals with respect to compensation awards. Please revise this disclosure to discuss the extent to which the committee can exercise its discretion with respect to these performance goals. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

On page 54 of the 2007 Proxy Statement, we describe how awards are determined under the 2007 Executive Cash Incentive Compensation Plan. The disclosure states that “[i]f Danaher has positive net income for the period, the award amount payable to a participant for the performance period will equal the lesser of (1) five million dollars ($5,000,000) or (2) the amount earned pursuant to the performance goals and other award terms set by the Committee for the participant for the performance period, subject to any further negative discretion adjustments (up to and including elimination of the award) as the Committee may determine.” As we discussed above in our responses to Comment Nos. 3 and 6, the performance goals and award terms set by the Committee includes a numerical, personal performance factor that the Committee in its business judgment determines for each officer, based on the officer’s individual performance. As the disclosure above notes, the Committee may also exercise additional discretion and reduce the award if it determines appropriate. In light of the Staff’s comment, we intend to include disclosure in our future proxy filings, as applicable, regarding the Committee’s exercise of any such additional discretion.

With respect to the Staff’s comment regarding the Committee’s “flexibility” to apply different performance goals under the plan, we note the following. Under the plan, the Committee must establish performance goals each year no later than the 90th day of the year. In approving the plan, Danaher’s shareholders approved a range of different performance-based criteria that the Committee can select from in deciding upon the performance goals for a particular year. On page 15, we noted that the new plan gives the Committee “flexibility to apply different performance goals in the future in the event that circumstances change.” In other words, the Committee may choose to change the performance goals from year to year, or may keep them the same from year to year.

This disclosure is not intended to imply that the Committee’s “flexibility” to apply different performance goals means the Committee can change the performance goals during the year. Rather, the disclosure on page 54 is clear that the Committee must establish the performance goals for a particular year no later than the 90th day of the year. In light of the Staff’s comment, in our future proxy filings we intend to clarify this point in the CD&A.

Equity Awards, page 16

8.	Though you state that “the Committee views the performance criteria as ancillary in importance to the time-based vesting requirements,” the performance criteria that must be satisfied in order for executive equity awards to vest remains unclear. Please revise your disclosure to clarify.

The performance criteria applicable to the RSU grants that have been awarded to Danaher’s named executive officers are all described in the footnotes to the “Outstanding

Equity Awards at 2006 Fiscal Year-End” table. In the interest of limiting the length of the CD&A and not repeating within the CD&A detailed data that is available elsewhere in the proxy statement, we elected not to repeat the RSU performance criteria in the CD&A. However, in light of the Staff’s comment, in future proxy filings we intend to include a cross reference in the CD&A section relating to RSU awards that refers readers to the specific section of the proxy statement where the performance criteria are described.

9.	You state that the committee first identifies the dollar value it intends to deliver to the named executive officer to determine the amount of equity award and then that dollar amount is divided between stock options and restricted stock units. Please revise your disclosure to explain how you determine the dollar value of the equity award and explain the reasons why you allocate between stock options and restricted stock units in the proportions indicated. Please address the factors considered and the relative significance or weight accorded to each factor in determining the basis of award and allocation. Your revised disclosure should discuss how each element of the equity award is structured and implemented and it should also describe the performance and/or contribution of each named executive officer that is taken into account in this process. Please refer to Item 402(b)(2)(iii) and (vii) of Regulation S-K.

In light of the Staff’s comment we intend to include additional disclosure in our future proxy filings, as appropriate, substantially as follows:

If a named executive officer meets or exceeds expectations in a given year (or with respect to our CEO, over a three-year period since he receives equity grants every three years) subject to taking into account applicable market trends the Committee will typically increase the dollar value of his equity award in the following year. The factors that the Committee considers in determining the dollar value of equity awards to deliver to each executive officer are generally the factors referred to above under “ – Determining Executive Compensation.” The most important of these factors in the context of determining equity compensation are the following:

•

the officer’s level of responsibility and performance. Named executive officers with higher levels of responsibility, who demonstrated exceptional performance in the prior period and/or with respect to long-term goals, typically receive higher increases in their equity awards.

•

the length of the time-based vesting to be applied to the award. The Committee has over time generally lengthened the time-based vesting periods for equity awards granted to its named executive officers, in order to encourage stability within our executive ranks and promote a long-term view of our performance. To appropriately balance the risk/reward ratio, the Committee seeks to award an amount of equity commensurate with the length of the time-based vesting that applies to the award.

•

the types of opportunities, and amount of equity compensation, that Danaher believes other companies would offer such officer. The Committee reviews equity compensation benchmark data and information regarding instances where Danaher officers have been solicited or recruited by other companies. Although the Committee does not attempt to fit its equity compensation amounts within a specified percentile or range of the benchmark group, the equity amounts awarded to Danaher’s named executive officers tend to be larger than the equity amounts that Danaher’s peers award to officers in comparable positions, because (1) Danaher’s vesting periods are longer than typical for its peer group, (2) for high-level executives the Committee seeks to have equity-based compensation constitute a higher percentage of total compensation, and (3) the Committee believes that Danaher’s track record, growth rate and the resources it devotes to training its executives in the Danaher Business System have made its executives particularly sought after by other companies, including larger companies with greater resources.

With respect to the Staff’s comment regarding the reasons why we allocate between stock options and RSUs in the proportions indicated, we note the following. The Committee used its business judgment to decide upon a 60/40 split between stock options and RSUs, believing that this proportion accomplishes its objective of weighting the overall equity award modestly in favor of options and is easy to communicate to executives. In light of the Staff’s comment, we intend to include disclosure substantially along the lines of the foregoing in our future proxy filings, as appropriate.

Other Compensation, page 18

10.	Please expand your disclosure of your severance and change-of-control benefits to discuss all material elements of this compensation, For example, outline the “certain events of termination” and the “certain circumstances” upon which payments would be made; define a “good reason” to resign; and quantify amounts that would be payable. In addition, discuss the reasons why the CEO’s severance and change-of-control arrangements are different than that for the other named executive officers, Please refer to Item 402(b)(1) and (b)(2)(xi) of Regulation S-K.

All material elements of the severance and change-of-control benefits that Danaher’s named executive officers are entitled to are described in the section titled “Employment Agreements” on pages 30-33 of the 2007 Proxy Statement, and the section titled “Potential Payments upon Termination or Change-of-Control” on pages 33-35 of the 2007 Proxy Statement. In the interest of limiting the length of the CD&A and focusing the CD&A on discussion and analysis rather than a repetition of data contained elsewhere in the proxy statement, we elected not to repeat the severance and change-of-control disclosure in the CD&A. Under the CD&A subsection titled “—Other Compensation – Severance and Change-of-Control Benefits,” we included a cross reference to the sections of the proxy statement where this data is contained. We respectfully submit that this approach strikes an appropriate balance between promoting the clarity and readability of the CD&A while also ensuring that the material elements of the severance and change of control benefits that Danaher’s named executive officers are entitled to are readily accessible by the reader.

With respect to the Staff’s comment as to the reasons why our CEO’s severance and change-of-control arrangements are different than that for the other named executive officers, we note the following. Mr. Culp’s severance benefits were negotiated in connection with his appointment as CEO, and reflect terms that we believe are common with respect to the CEO position. We do not believe the competitive marketplace requires making similar severance provisions available to other executives at this time. In light of the Staff’s comment, we intend to add this disclosure in our future proxy filings, as appropriate.

Peer Group Compensation Analysis, page 20

11.	You refer to a “broader group of companies” in the last sentence of this section. Please revise your disclosure to identify all the companies against which you benchmark your total compensation or material element of compensation and discuss the degree to which you considered these companies. In your revised disclosure, please identify the benchmarks used and discuss the extent to which it was considered in determining each element of compensation for each of the named executive officers. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Our peer group compensation data is limited to publicly available information and sometimes does not provide precise comparisons by position, or information regarding target levels for incentive compensation. In addition, given the diversified nature of Danaher’s business, Danaher’s peer group does not comprehensively cover all lines of business within the Danaher portfolio. Accordingly, the Committee supplements the peer group benchmark data with survey data compiled by independent consulting firms that covers a broader group of companies operating in a wider variety of industries, specifically: (1) an off-the-shelf Towers Perrin survey that includes data from approximately 100 companies with annual revenues ranging from $6 billion to $10 billion covering 25 different industry groups, and (2) a survey of the S&P 500 companies. Given that the Committee considers these surveys less important than the peer group survey and only uses them on a supplemental basis, and given the large number of companies included in these surveys, we submit that it would not be helpful to investors to include the names of all these companies in our disclosure. In light of the Staff’s comment, however, we intend to include in our future proxy filings disclosure regarding the number of companies included in these supplemental surveys and the criteria for inclusion of such companies in these surveys.

The benchmark surveys that the Committee reviews include data on the following elements of compensation: base salary; target annual cash incentive compensation; actual annual cash incentive compensation; total annual cash compensation; long term incentive compensation; and total compensation. In light of the Staff’s comment, we intend to include this disclosure in our future proxy filings, as appropriate.

Summary Compensation Table, page 22

12.	The amounts disclosed in footnote 8 to the summary compensation table do not reconcile with the amount listed under All Other Compensation in the table. Please refer to Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K. Please revise or advise.

We respectfully submit that Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K do not require that the amounts disclosed in footnote 8 to the Summary Compensation Table reconcile with the amount listed under the All Other Compensation column to which the footnote refers, and that the disclosure set forth in footnote 8 complies with Instructions 3 and 4.

Instruction 4 provides that if the total value of all perquisites and personal benefits provided to a named executive officer is $10,000 or more, then each perquisite or personal benefit must be identified by type in a footnote. In addition, Instruction 4 provides that each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer must be quantified in a footnote (emphasis added).

Footnote 8 pertains to the 2006 compensation paid to James A. Lico, one of Danaher’s named executive officers. Mr. Lico received All Other Compensation in the amount of $77,451 in 2006. Of this amount, $15,000 consisted of Danaher contributions to Mr. Lico’s 401(k) plan account, $40,811 consisted of Danaher contributions to Mr. Lico’s account in Danaher’s Executive Deferred Incentive Program, and the balance consisted of perquisites relating to a personal car. The perquisites were described in footnote 8 as required by Instruction 4. Since the amount of Mr. Lico’s perquisites did not exceed $25,000, Instruction 4 does not require that Mr. Lico’s perquisites be quantified in the footnote.

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In addition, Danaher hereby acknowledges that:

•	Danaher is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Danaher may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact the undersigned at 202-419-7611. Facsimile transmissions may be sent to me at 202-419-7676.

Very truly yours,

/s/ James F. O’Reilly
James F. O’Reilly

cc:	H. Lawrence Culp, Jr.
President and CEO, Danaher Corporation

Jonathan P. Graham, Esq.
Senior Vice President and General Counsel, Danaher Corporation